Exhibit (d)(3)

PERSONAL AND CONFIDENTIAL

April 5, 2018

District Photo, Inc.

10501 Rhode Island Avenue

Beltsville, MD 20705

Attention:

Mr. Kurt Sturn

Director

Re:	CONFIDENTIALITY AGREEMENT

Dear Kurt,

In connection with your consideration of a possible transaction (“Transaction”) with CafePress Inc. (the “Company”), a Delaware corporation, you have requested certain confidential and other information concerning the Company. For purposes of the Transaction, Needham & Company, LLC (“Needham”) is the financial advisor to the Company.

You agree to treat any information concerning the Company, whether furnished to you before or after the date of this letter and regardless of the manner the information is conveyed to you, together with any and all analyses or other documents prepared by you or any of your directors, officers, employees, advisors, attorneys, accountants, consultants, representatives, lending institutions or potential equity partners (collectively, “Representatives”) which contain or otherwise reflect such information (collectively, “Evaluation Material”), in accordance with this agreement. The term “Evaluation Material” does not include information which (a) was already in your possession prior to the time of disclosure to you by the Company or Needham, (b) was or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in breach of this agreement, (c) becomes available to you on a non-confidential basis from a source other than the Company or Needham, provided that such source is not known by you to be bound by a confidentiality agreement with the Company, or otherwise prohibited from disclosing the information to you, or (d) is independently developed by you or your Representatives without the benefit of access to the Evaluation Material.

The Evaluation Material will be used solely for the purpose of evaluating the Transaction between the Company and you, and will be kept confidential by you and your Representatives, except to the extent that disclosure (a) has been consented to in writing by the Company or Needham, (b) is required by law, regulatory authority or other applicable judicial or governmental order, or (c) is made to your Representatives who need to know such information for the purpose of evaluating the Transaction (it being understood that such Representatives shall be informed by you of the confidential nature of the Evaluation Material). In any event, you shall be responsible for any disclosure of Evaluation Material by your Representatives that would constitute a breach of this agreement.

ln addition, without the prior written consent of the Company, you will not, and will direct your Representatives not to, disclose to any person (a) that the Evaluation Material has been made available to you or your Representatives, (b) that discussions are taking place concerning a Transaction, or (c) any terms or other facts with respect to the Transaction, including the status thereof.

You agree that, until the expiration of one year from the date of this letter agreement, without the prior written consent of the Board of Directors of Company, you will not, and you will cause your affiliates and Representatives not to, (a) in any manner acquire, agree to acquire or make any proposal or offer or otherwise seek to acquire, directly or indirectly, any securities (or rights in respect thereof), assets or property of the Company; (b) enter into or agree, offer, seek or propose to enter into or otherwise be involved in or part of, directly or indirectly, any merger, acquisition transaction or other business combination involving the Company; (c) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company; (d) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company; (e) otherwise act, alone or in concert with others, to seek or propose to control or influence the management, Board of Directors or policies of the Company; (f) directly or indirectly enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any of the foregoing activities or propose any of such activities to any other person; (g) publicly disclose any intention, plan or arrangement inconsistent with the foregoing; or (h) directly or indirectly advise, encourage, provide assistance (including debt or equity financial assistance) to, or hold discussions with or invest in, any other person in connection with any of the foregoing. You also agree that, during such one year period, neither you nor any of your affiliates will: (i) request the Company or its Representatives, directly or indirectly, to (A) amend or waive any provision of this paragraph (including this sentence) or (B) otherwise consent to any action inconsistent with any provision of this paragraph (including this sentence); or (ii) take any initiative with respect to the Company that could reasonably be expected to require the other party to make a public announcement regarding (1) such initiative, (2) any of the activities referred to in this paragraph, (3) the possibility of a transaction or (4) the possibility of you or any other person acquiring control of the Company, whether by means of a business combination or otherwise.

Notwithstanding anything to the contrary set forth herein, you may disclose the tax treatment and tax structure of the Transaction (including all materials (such as tax opinions) that are provided to you relating thereto), provided, however, that (a) any such information and materials shall be kept confidential to the extent necessary to comply with any applicable securities laws, and (b) you may not disclose (i) the name of, or other information that would identify, any party to the Transaction, or (ii) confidential commercial information regarding the Company or the Transaction.

In the event that you or any of your Representatives are requested or required by judicial, legislative or regulatory process to disclose any Evaluation Material, you will, to the extent legally permissible and reasonably practicable, provide the Company with prompt notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this agreement. In the event that such protective order or other remedy is not obtained, or that the Company waives compliance with the terms hereof, you may disclose only that portion of the Evaluation Material which is legally required.

It is understood and agreed that money damages may not be a sufficient remedy for any breach of this agreement, and that each of the Company and Needham is entitled to seek specific performance and injunctive or other equitable relief. Such remedy shall not be deemed to be the exclusive remedy for breach of this agreement, but shall be in addition to all other remedies available at law or equity to the Company and Needham.

Neither the Company nor Needham shall be deemed to have made any representations or warranties as to the accuracy or completeness of the Evaluation Material. Only those representations or warranties which are made by the Company in a final definitive agreement regarding a Transaction, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

Within ten days after being so requested by the Company or Needham in writing, except to the extent you are advised by legal counsel that complying with such request would be prohibited by law or regulatory authority, you will, at your option, return or destroy all Evaluation Material, subject to any document retention policies to which you are subject or to which you may adhere and provided that you will only be required to use commercially reasonable efforts to destroy electronic information from your computer systems. Any destruction of materials shall be confirmed by you in writing. Any Evaluation Material that is not or cannot be returned or destroyed (such as oral Evaluation Material) shall remain confidential, subject to the terms of this agreement.

This agreement binds the parties only with respect to the matters expressly set forth herein. As such, unless and until a subsequent definitive written agreement regarding a Transaction between the Company and you has been executed, (a) neither the Company nor you will be under any legal obligation of any kind whatsoever to negotiate or consummate a Transaction, and (b) you shall have no claim whatsoever against the Company or Needham or any of their respective directors, officers, owners, affiliates or representatives arising out of or relating to any Transaction.

All inquiries and other communications are to be made directly to Needham or employees or representatives of the Company specified by Needham. Accordingly, you agree not to directly or indirectly contact or communicate with any executive or other employee of the Company concerning a Transaction, or to seek any information in connection therewith from such person, without the express written consent of Needham.

Additionally, you agree not to solicit for employment any Company employees to whom you may be introduced or otherwise had contact with as a result of your consideration of a Transaction for a period of one year after the date of this agreement, provided that you shall not be restricted in any general solicitation for employees (including through the use of employment agencies) not specifically directed at any such persons, and provided further that you shall not be restricted in hiring any such person who responds to any such general solicitation.

This agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Kentucky, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. This agreement constitutes the entire agreement between the parties hereto regarding the subject matter hereof. This agreement may be amended only in writing. This agreement may not be assigned, in whole or in part. If any term or provision of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. No failure or delay by the Company or Needham in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Your obligations under this agreement shall remain in effect for a period of one (1) year from the date hereof.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us a copy of this letter.

Very truly yours,

CafePress Inc.

By:
NAME:
TITLE:

Accepted and agreed to as of April 5, 2018:

District Photo, Inc.

By:	/s/ Neil Cohen
Name:	Neil Cohen
Title:	Chairman